SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Juan Ricardo De Dianous Henríquez

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statements of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of October 9, 2019 (Registration No. 333-234067) and December 1, 2020 (Registration No. 333-250981) (the “Registration Statements”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2019, as amended, is to file with the Commission: (i) the Recent Developments in the Registrant as of January 20, 2021, included as Exhibit K hereof; (ii) the legal opinions included as Exhibits L and M in accordance with the Registrant’s undertaking in the Registration Statements to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statements; (iii) a form of the Registrant’s 2.252% Global Bonds due 2032, included as Exhibit N hereof; (iv) a form of the Registrant’s 3.870% Global Bonds due 2060, included as Exhibit O hereof; and (v) a conformed copy of the Terms Agreement, dated January 20, 2021, by and between the Republic and BBVA Securities Inc. and Morgan Stanley & Co. LLC, included as Exhibit P hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 27th day of January, 2021.

REPUBLIC OF PANAMA

By:	/s/ Enelda Medrano de González
Name:	Enelda Medrano de González
Title:	Vice Minister of Economy of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2019 Annual Budget of the Republic (in Spanish) (Rule 311) (P)

*D:	Current Description of the Republic

*E:	Opinion dated September 29, 2020 of Arnold & Porter Kaye Scholer LLP

*F:	Opinion dated September 29, 2020 of the Procurador de la Administración

*G:	Form of 2.252% Global Bonds due 2032

*H:	Form of 3.870% Global Bonds due 2060

*I:	Terms Agreement, dated September 22, 2020, by and between the Republic and Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC

*J:	Recent Developments in the Registrant as of November 25, 2020

K:	Recent Developments in the Registrant as of January 20, 2021

L:	Opinion dated January 27, 2021 of Arnold & Porter Kaye Scholer LLP

M:	Opinion dated January 27, 2021 of the Procurador de la Administración

N:	Form of 2.252% Global Bonds due 2032

O:	Form of 3.870% Global Bonds due 2060

P:	Terms Agreement, dated January 20, 2021, by and between the Republic and BBVA Securities Inc. and Morgan Stanley & Co. LLC

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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